United States securities and exchange commission logo





                               November 5, 2020

       David Nikzad
       President
       Ei.Ventures, Inc.
       1215 South Kihei Road, #424
       Kihei, HI 96753

                                                        Re: Ei.Ventures, Inc.
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted October
9, 2020
                                                            CIK No.: 0001823182

       Dear Mr. Nikzad:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement on Form 1-A submitted October 9, 2020

       Cover Page

   1. We note that your bylaws contains transfer restrictions, including that shareholders may not transfer their
shares without your prior written consent, and that you have a right of first refusal for
transfers. Please revise your offering circular as appropriate to disclose these provisions,
including on the cover page and in your risk factors. In addition, please explain why the
subscription agreement filed as an exhibit references the right of first refusal, but does not
include the language required by Section 36(f) of your bylaws.
 David Nikzad
FirstName LastNameDavid  Nikzad
Ei.Ventures, Inc.
Comapany 5,
November   NameEi.Ventures,
              2020          Inc.
November
Page 2    5, 2020 Page 2
FirstName LastName

2. We note that the cover page of your offering circular indicates that you will offer up to a maximum of 15,197,568 shares of your common stock at $3.29 per share. However, Part I of your preliminary offering circular indicates that you will offer up to a maximum of
         15,297,568 shares at $3.20 per share. Please amend your document to ensure that the maximum shares offered and offering price per share are consistent across all parts of the offering statement. Please also limit your cover page to one page.
3. In Part I, you state that you have $0 in cash and cash equivalents, but show total assets of
         $286,360, and your financial statements indicate that this amount is in a checking/savings account at the Bank of Hawaii. We also note you state you expect estimated net proceeds of $45 million, but the anticipated expenses in Part I indicate there are fewer expenses.
         Additionally, you state on page 3 that your common stock is not available for sale in every state, but you state on page 72 and in Part I that you intend to offer the shares in all 50 states. Please reconcile these disclosures, or advise.
Summary
Overview, page 5

4. We note your statement that you intend to develop a differentiated portfolio of psychoactive products that are "regulatorily approved" and "eventually, commercially validated." Please revise such statements to remove the implication that you will receive regulatory approval, as such approval is within the sole determination of the FDA and comparable regulatory authorities.
5. Please update the Overview section of your Summary to clearly state the status of psilocybin in the United States and in Canada including (i) the classification of psilocybin as a controlled substance in the U.S. and Canada; (ii) whether you will be able to legally proceed with pre-clinical and clinical testing in each jurisdiction; and (iii) whether you will be able to legally sell your products in each jurisdiction (without rescheduling by the
         DEA or a comparable authority), to the extent they are approved by applicable health and safety authorities. We note your statement on page 49 that because psilocybin is a
         Schedule I controlled substance, the use and possession of psilocybin is illegal on a national level in the U.S.
Risk Factors
We may not succeed in developing viable drug candidates, which could result in the entire loss of your investment., page 8

6.       We note your statement that you have obtained the rights to a number of novel
         compositions containing psilocybin. To the extent that you have obtained novel compositions other than pursuant to your license agreement with Orthogonal Thinker, please describe the terms of this agreements in your document and file them as exhibits to your offering statement, or explain to us why they are not required to be filed.
 David Nikzad
FirstName LastNameDavid  Nikzad
Ei.Ventures, Inc.
Comapany 5,
November   NameEi.Ventures,
              2020          Inc.
November
Page 3    5, 2020 Page 3
FirstName LastName
Our executive officers, directors and Orthogonal, the principal stockholder, have the ability to control. . ., page 30

7. Please revise to specify the percentage of control that Orthogonal will hold following the offering in the event the minimum amount is sold and if the maximum amount is sold.
         Please also disclose this information in "The Offering" section on page 6.
We are an    emerging growth company,    and we cannot be certain if the
reduced reporting
requirements. . ., page 33

8. We refer to your disclosures here and elsewhere referencing the emerging growth company status, and that you may take advantage of exemptions from various reporting requirements. However, your other disclosures indicate that you do not intend to register your common stock using Form 8-A after the offering and you are not registering the issuance of your common stock under the Securities Act. Please revise to clarify the relevance of certain of these exemptions, or alternatively, delete any inapplicable references. Please also make any applicable, corresponding revisions
         regarding your last risk factor on page 33 referring to your reporting obligations.
Use of Proceeds, page 36

9. Please revise Use of Proceeds to disclose, for each assumed percentage of shares sold, how far you expect to progress in pre-clinical and clinical development for your drug candidates with the proceeds from the offering and to more specifically discuss how proceeds will be applied to your research programs. Please also indicate whether the uses in the second bullet contemplate any specific IP development or acquisition opportunities.
Actions to Date, page 44

10. Please update your description of the license agreement between Orthogonal and you to disclose the royalty provision, including any expiration terms. Please also disclose any termination provisions in the overall license agreement and whether the license would survive if the license agreement was terminated by either party. Finally, please disclose whether you have the right under the license agreement to make future decisions regarding the provisional patent application and whether or not it will be pursued further. If the rights remain with Orthogonal, please expand your risk factor on page 28 to disclose this fact.
Manufacturing, page 47

11. Please update your disclosure to discuss (i) how you obtain or plan to obtain psilocybin and psilocin and (ii) the formulation process (or anticipated formulation process) for your product candidates.
 David Nikzad
FirstName LastNameDavid  Nikzad
Ei.Ventures, Inc.
Comapany 5,
November   NameEi.Ventures,
              2020          Inc.
November
Page 4    5, 2020 Page 4
FirstName LastName
Executive Compensation, page 66

12.      Please provide the executive compensation information required by Item
402 of
         Regulation S-K for the year ended December 31, 2019. If no executive compensation was paid during the year ended December 31, 2019, please update your disclosure to state this fact.
Security Ownership of Management and Certain Securityholders, page 70

13. Please complete the principal stockholders table. Refer to Item 403 of Regulation S-K.
Financial Statements, page 75

14. The interim financial statements provided only include a balance sheet and income statement. We remind you of the requirements of Part F/S(b)(5) of the Form 1-A in regards to what should be included in your interim financial statements, including statements of cash flows, an analysis of changes in each caption of
stockholders    equity
         presented in the balance sheets, and a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. In addition, please also ensure that the interim financial statements comply with Rule 8-03 of Regulation S-X per Part F/S(c)(i) of the Form 1-A . For
         example, Rule 8-03(b)(2) of Regulation S-X requires disclosure of material subsequent events and contingencies. In this regard, we note that you went from 2 million shares outstanding at June 30, 2020 to 60 million shares outstanding immediately prior to the offering as indicated on page 6. Please revise your interim financial statements as necessary.
15.      Please include a consent from your auditors when the filing is submitted.
Independent Auditors    Report, page 79

16. Your disclosures on pages 17 and 74 state that your independent registered public accounting firm has included an explanatory paragraph in its report on your financial statements stating there is doubt about your ability to continue as a going concern;
         however, the report provided on page 79 does not include an explanatory paragraph.
         Please revise as necessary.
Exhibits

17. We note that Exhibit 6.2 refers to a form of license agreement between you and
         Orthogonal Thinker, Inc. Please update your disclosure and the filed exhibit to confirm whether this agreement has actually been signed and is currently in full force and effect. We further note that your exhibit index indicates that certain exhibits have been redacted. Form 1-A does not permit redactions from exhibits.
 David Nikzad
Ei.Ventures, Inc.
November 5, 2020
Page 5
18. We note that on the cover page of the offering circular and on page 72, you indicate that subscription amounts will be held in an escrow account with PrimeTrust until a closing.
       Please file the escrow agreement with PrimeTrust as an exhibit to your offering statement.
       Refer to Item 17.8. of Form 1-A.
19. We note that the subscription agreement filed as an exhibit refers to a lead underwriter and provides that investors may be subject to a lock-up period of 180 days if requested by you and the lead underwriter. However, your preliminary offering circular disclosure does not indicate that there is a lock-up period and specifically states that there is no underwriter for the offering. Please file a revised subscription agreement, reconcile your disclosures, or advise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Nikzad
                                                             Division of
Corporation Finance
Comapany NameEi.Ventures, Inc.
                                                             Office of Life
Sciences
November 5, 2020 Page 5
cc:       Travis Wilson
FirstName LastName